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CANDLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Superior Ave. E., Suite 1800
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Latkovic 216-472-6642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Heights	OH	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Latkovic _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO/COO
_____
Title

Unavailable due to Covid· 19
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2019 to December 31, 2019

Candlewood Securities LLC
(Name of Respondent)

600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(216) 472-6660
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

CANDLEWOOD SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Candlewood Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Candlewood Securities, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 201 East Kennedy Boulevard ▪ Suite 1500 ▪ Tampa, Florida 33602 ▪ **Phone** 813.288.8826 ▪ **Fax** 813.288.8836 ▪ **www.marcumllp.com**

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Tampa, FL
April 13, 2020

CANDLEWOOD SECURITIES, LLC

Statement of Financial Condition

December 31, 2019

ASSETS

Cash	$ 30,689
Accounts receivable	1,721,576
Prepaid expenses	111,755
TOTAL ASSETS	**$1,864,020**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 3,520
Accrued commissions	1,648,161
Deferred revenue	110,000
TOTAL LIABILITIES	1,761,681
MEMBER'S EQUITY	102,339
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,864,020

CANDLEWOOD SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2019

REVENUE	$3,633,653
OPERATING EXPENSES	
Commission expense	$3,360,815
Legal and professional fees	27,952
Regulatory expense	24,391
Occupancy and shared expenses	5,280
Other	3,354
TOTAL OPERATING EXPENSES	3,421,792
NET INCOME	$211,861

CANDLEWOOD SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

BALANCE, January 1, 2019	$ 150,478
Distributions	(260,000)
Net Income	211,861
BALANCE, December 31, 2019	$ 102,339

CANDLEWOOD SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 211,861
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in Accounts Receivable	(1,721,576)
Increase in prepaid expenses	(99,112)
Increase in accounts payable	1,187
Increase in accrued commissions	1,636,207
Increase in deferred revenue	110,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	138,567
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distributions	(260,000)
NET CASH USED BY FINANCING ACTIVITIES	(260,000)
NET DECREASE IN CASH	(121,433)
CASH, beginning of year	152,122
CASH, end of year	$ 30,689

NOTE A - Summary of significant accounting policies

Business activity

Candlewood Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its sole member possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by its sole member Candlewood Partners LLC.

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income taxes

The Company is a single member limited liability company. The Company is treated as a disregarded entity for federal and state income tax purposes. In lieu of paying taxes at the company level, the parent is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2019 the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2016.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Revenues from contracts with customers is recognized following a five step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

NOTE B – Revenue from Contracts with Customers

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. There are no significant judgements required in calculating revenue.

Costs to Obtain or Fulfill a Contract with a Customer
The Company records as an asset certain costs incurred to obtain revenue contracts with its customers such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied. The Company did not have assets from costs to obtain contracts with customers at December 31, 2019.

Commission Revenue
Commission revenue is earned based upon a percentage of funds raised. Revenues are recognized generally when performance under the applicable contract is completed, as defined by the successful placement of capital commitments. Retainer fees are deferred when offset against future commission payments. Deferred revenues from retainer fees at December 31, 2019 were $110,000.

Administrative Fee Revenue
Administrative revenue is earned from the Company's registered representatives based upon a predetermined contractual amount. Revenues are recognized based on the period covered by each contractual amount, usually monthly.

Disaggregation of Revenue
Disaggregation of the Company's revenue by major sources for the year ended December 31, 2019 is as follows:

Commission	$ 3,580,428
Administrative Fee	53,225
	$ 3,633,653

NOTE C – Net Capital Rule

The Company is typically required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. At December 31, 2019 however, the minimum net capital balance required was $117,445 because of a large payable generated at year end. The Company's net capital balance was ($123,765) at December 31, 2019. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was -14.2 to 1 at December 31, 2019. The Company was in violation of the Uniform Net Capital rules through March 10, 2020 but infused $75,000 of capital on March 11, 2020 to address such noncompliance. The Company discovered it was in violation of the Uniform Net Capital rules again on April 9, 2010 and immediately infused $50,000 of capital to address the noncompliance.

NOTE D - Related party

The Company is party to a services agreement with Candlewood Partners LLC., its affiliate, whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses of $5,280 were reported by the Company related to this agreement for the year ended December 31, 2019.

NOTE E – Contingencies

In the normal course of business, the Company is subject to routine examinations by FINRA and the SEC and subject to penalties, fines and capital assessments resulting from those examinations. The Company is presently not under

examination by the SEC. The Company is currently under review by FINRA for two matters: i) its net capital deficiency, and ii) the placement of securities for a client in January 2019. The Company has responded to FINRA and waiting resolution to these matters.

NOTE F – Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic is spreading throughout the United States and world. As of the date of the financial statements were available to be issued, there has been no material impact to the Company's operations or financial position as a result of the pandemic, though there is considerable uncertainty around the pandemic's duration. As a result, the ultimate impact on the Company's operations and financial position can not be determined.

CANDLEWOOD SECURITIES, LLC

SUPPLEMENTAL INFORMATION

As of December 31, 2019

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital

Total member's equity from statement of financial condition	$ 102,339
Deductions and/or charges:	
Net Non-Allowable Receivables	(73,415)
Prepaid expenses	(111,755)
Fidelity bond deficit coverage	(40,934)
Total non-allowable assets	(226,104)
Net Capital	$ (123,765)

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 1,761,681
Percentage of aggregate indebtedness to net capital	-14.23 to 1.0

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 117,445
Minimum dollar required net capital	$ 117,445
Net capital requirement	$ 117,445
Net Capital Deficiency	$ (241,210)

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital as presented in
Part IIA of Form X-17A-5 as of December 31, 2019

Net Capital as reported	$56,624
Post-closing adjustments to accrue commission revenues, net	64,388
Audit Adjustments:	
Reverse 2020 revenue recorded in 2019, net of commission expense	(12,303)
Accrue 2019 expenses not recorded	(30,871)
Nonallowable assets:	
Record prepaid commission expense	(100,650)
Nonallowable commission receivable amount	(60,019)
Fidelity bond deficit coverage	(40,934)
Net Capital as reported above	($123,765)

Reconciliation with Company's aggregated indebtedness as presented in
Part IIA of Form X-17A-5 as of December 31, 2019

Aggregate indebtedness as reported	$1,207,940
Adjust accrued commissions based on adjusted revenues	443,741
Defer revenues related to retainer fees	110,000
Aggregate indebtedness as reported above	$1,761,681

SCHEDULE II - Computation For Determination of the Reserve Requirements Under Rule 15c3-3 (Exception)

Candlewood Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exception)

Candlewood Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Candlewood Securities, LLC **(**the “Company”) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company’s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Tampa, FL
April 13, 2020

1

MARCUMGROUP
MEMBER

Marcum LLP ▪ 201 East Kennedy Boulevard ▪ Suite 1500 ▪ Tampa, Florida 33602 ▪ **Phone** 813.288.8826 ▪ **Fax** 813.288.8836 ▪ **www.marcumllp.com**

Candlewood Securities

Candlewood Securities LLC

CLEVELAND
600 Superior Ave. East
Suite 1800
Cleveland, OH 44114
216.472.6660 Phone

NEW YORK
477 Madison Avenue
Suite 600
New York, NY 10022
212.655.9310 Phone

April 13, 2020

Candlewood Securities LLC

SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Candlewood Securities LLC states the following:

Candlewood Securities LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

Candlewood Securities LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2019 without exception.

I, Stephen J. Latkovic, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Stephen J. Latkovic
CEO/CCO